EXHIBIT 4.6

                                 AMENDMENT NO. 4
                    TO AMENDED AND RESTATED STOCK OPTION PLAN
                  FOR EMPLOYEES OF MARQUETTE ELECTRONICS, INC.


     The Amended and Restated Stock Option Plan for Employees of Marquette Electronics, Inc., as amended, is hereby amended by adding the following Section
4.8 thereto:

     "Section 4.8 Merger with Subsidiary of General Electric Company

     Notwithstanding anything to the contrary contained in this Plan:

                           (a) At the "Effective Time" (as defined in Section
                  1.2 of the Agreement and Plan of Merger, dated as of September 20, 1998 (the "Merger Agreement"), among General Electric Company ("GE"), Emerald Merger Corp. and the Company, each Option which is outstanding immediately prior to the Effective Time shall become and represent an Option (a "Substitute Option") to purchase the number of shares of Common Stock, par value $.16 per share, of GE ("GE Common Stock"), decreased to the nearest whole share, determined by multiplying the number of shares of Common Stock subject to such Option immediately prior to the Effective Time by the Conversion Number (as defined below), at an exercise price per share of GE Common Stock, increased to the nearest whole cent, equal to the exercise price per share of Common Stock subject to such Option immediately prior to the Effective Time divided by the Conversion Number. GE shall pay cash to holders of Substitute Options in lieu of issuing fractional shares of GE Common Stock upon the exercise thereof. The "Conversion Number" means the number of shares of GE Common Stock into which each share of Common Stock is converted as of the Effective Time, determined in accordance with Section 1.5(c) of the Merger Agreement. After the Effective Time, except as otherwise expressly provided in this Section 4.8, each Substitute Option shall be exercisable upon the same terms and conditions as were applicable to the related Option immediately prior to the Effective Time. After giving effect to the foregoing, no Option shall be exercisable for Common Stock following the Effective Time. The exercisability of Options shall not be accelerated except as expressly provided in Section 4.8(b) or
                  (c) hereof. (b) Each Substitute Option which is outstanding on the second anniversary of the Effective Time and not then exercisable shall, subject to the terms of this Plan and the agreement evidencing such Substitute Option, become fully exercisable on and after the close of business on such second anniversary of the Effective Time.

                           (c) Upon the termination of employment of a holder of
                  a Substitute Option by the Company without "Cause" (as defined below) or due to death or disability, each Substitute Option then held by such holder which is not then exercisable shall, subject to the terms of this Plan and the agreement evidencing such Substitute Option, become fully exercisable on the date of such termination of employment. For purposes of this
                  Section 4.8(c), "Cause" shall mean conviction of a criminal offense, theft, fraud, breach of trust, willful violation of GE's integrity policies or refusal to perform services properly assigned following notice and an opportunity to cure.

                           (d) The Committee shall have the authority to approve
                  specific agreements with Optionees which contain terms regarding the exercisability of Options, including the acceleration of the exercisability of Options, and terms regarding the expiration of Options following an Optionee's Termination of Employment and, in each such case, the terms of such specific agreements shall govern such Options, notwithstanding anything to the contrary contained in this Plan.

         In all other respects, each Substitute Option shall continue to be subject to the terms and conditions of this Plan and the agreement evidencing such Substitute Option."